Exhibit 99.4

Deutsche Bank Trust Company Americas

Trust & Securities Services

Global Equity Services

DEPOSITARY RECEIPTS

Depositary’s Notice of Annual General Meeting of the Company of Perfect World Co., Ltd.:

Issue:	Perfect World Co., Ltd / CUSIP: 71372U 10 4

Country:	Cayman Islands

Meeting Details:	Annual General Meeting of Perfect World Co., Ltd to be held on November 18, 2012 — 2:00 P.M. (Hong Kong time) at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

Meeting Agenda:	The Company’s Notice of Meeting including the Agenda is attached

Voting Deadline:	On or before November 15, 2012 at 2:00 P.M. (New York City time)

ADR Record Date:	October 26, 2012

Ordinary: ADR ratio	5 Class B Ordinary Shares: 1 ADS

Holders of American Depositary Receipts (ADRs) representing ordinary shares (the “Deposited Securities”) of Perfect World Co., Ltd (the “Company”) are hereby notified of the Company’s Annual General Meeting of shareholders. A copy of the Notice of Meeting from the Company, which includes the agenda for such meeting, is attached.

Holders of record of ADRs as of the close of business on the ADR Record Date will be entitled, subject to any applicable law, the Deposit Agreement, the Company’s Amended and Restated Memorandum and Articles of Association and the provisions of or governing Deposited Securities (which provisions, if any, shall be summarized in pertinent part by the Company), to instruct Deutsche Bank Trust Company Americas, as Depositary (“the Depositary”), as to the exercise of voting rights, if any, pertaining to the Deposited Securities represented by their respective ADRs.  Voting instructions may be given only in respect of a number of American Depositary Shares representing an integral number of Shares or other Deposited Securities.  Upon the timely receipt of written instructions of a Holder of American Depositary Shares on the ADR Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Company’s Amended and Restated Memorandum and Articles of Association and the provisions of or governing the Deposited Securities, to vote or cause the Custodian to vote the Shares and/or other Deposited Securities (in person or by proxy) represented by American Depositary Shares evidenced by such Receipt in accordance with such voting instructions. Neither the Depositary nor the Custodian shall, under any circumstances exercise any discretion as to voting, and neither the Depositary nor the Custodian shall vote, or attempt to exercise the right to vote, or in any way make use of for purposes of establishing a quorum or otherwise, the Shares or other Deposited Securities represented by ADSs except pursuant to and in accordance with such written instructions from Holders. Notwithstanding the above, save for applicable provisions of the law of the Cayman Islands, and in accordance with the terms of Section 12 of the Exhibit A to the Deposit Agreement, the Depositary shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities or for the manner in which such vote is cast or the effect of any such vote.

Deutsche Bank - Depositary Receipts

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